Robert James & Associates, Inc.
615 River Road
Kingston, Tennessee 37763
865/376-4925

December 18, 2007

Telecopied to 202/772-9202
John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Robert James & Associates, Inc.
       Request for Acceleration of Qualification
       File No. 24-10142

Dear Mr. Reynolds:

Robert James & Associates, Inc. hereby requests acceleration of qualification of its amendment to its Form 1-A filed pursuant to Regulation A, File no. 24-10142. The Company requests qualification to be effective as of noon, _Thursday, December 20,_ 2007, or as soon thereafter as possible.

The Company acknowledges that:

*   Should the Securities and Exchange Commission or its staff, acting pursuant to its delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or its staff, acting pursuant to its delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the Company may not assert the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,



Robert J. Tonachio, President

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